November 10, 2005


Mail Stop 4569

Facsimile:  (516) 569-5053

Mr. Guo Fan
Pay88, Inc.
1053 North Barnstead Road
Barnstead, New Hampshire  03225

      Re:      Pay88, Inc.
      Registration Statement on Form SB-2
      Filed on October 14, 2005
                        File Number 333-125581

Dear Mr. Fan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us with your Internet address. Refer to Item 101(c)(3) of Regulation S-B.
2. Please provide us with your analysis regarding the applicability of and compliance with:
      (a) Rule 419 under the Securities Act; and
      (b) Rule 3a4-1 under the Securities Exchange Act.
3. Please revise to expand your disclosure to highlight the difference in the price paid by the current shareholders versus that which will be paid in this offering. In this connection we note that the price listed in the prospectus is $.02 per share. We also note elsewhere in the prospectus the disclosure that the selling stockholders may sell the shares from time to time at the prevailing market price or in negotiated transactions. These two statements appear to be in conflict.

4. Please note the updating requirements of Rule 310(g) of Regulation
S-B.

5. Please file updated consents for all audited financial statements included in your next filing.

Prospectus Summary - Corporate Background, page 1
6. Your disclosure in the registration statement concentrates on operations after incorporation. Revise to disclose all material activities and events related to Pay88, such as Chongqing, China-based Cqbbs, the prior chief executive Zui Weidong, etc. as they relate to the company. Also disclose that at this time the company has two part-time officers who also are the company`s directors and it has no employees.

Risk Factors
Since our officers work or consult for other ..., page 3
7. Clarify that your officers and directors are the same two people.

We may not be able to raise sufficient capital or generate adequate revenue to..., page 4
8. Please revise to include your disclosure regarding a going concern from page 14 to this risk factor.

We are subject to various United States federal, state ..., page 5
9. Note whether or not China is one of the countries subject to any specific restrictions.

Description of Business, page 7
Summary, page 7
10. In the fourth paragraph on page 8, briefly explain how a customer will be able transfer money over the Internet from the U.S. to China, and how a customer in China will be able to collect cash through the
Internet.

Money Transfer Market Overview, page 8
11. Please clarify what the $11 billion number is composed of. For example is this what Western Union has reported for individuals worldwide, or just from the U.S. to China, or is this all Western Union transfers, including corporate transfers, or is it all transfer payments by all financial institutions?
12. Reference is made to the top of page 9. Please confirm that the
2.4 million figure is for PRC passport holders who reside in the U.S.

Software, page 9
13. Please revise to explain what you mean by, "electronic purse via a devoted channel."

Marketing, page 10
14. Please advise us of all plans, understandings or agreements with respect to the private placement that is mentioned in the second paragraph. In addition, please advise whether or not the proposed offering poses an issue of integration.

Competition, page 10
15. In the description of Capital Electronic-Store on page 11, please clarify the first part of the last sentence. Also, please clarify the discussion regarding SmartPay Jieyin Ltd. Specifically, it is unclear what you mean by a professional company and the reference to mobile payment, or the reference to property rights.

Government Regulation, page 12
16. The first sentence seems unnecessary. We would presume that for all companies that complying with the law and regulations is part of their operations.
17. In the second paragraph, please disclose the range of minimum net worth required by the various regulators.
18. Please revise to explain what you mean by, "we do not have material amount subject to any such law." Since you have no revenues and it appears that you have not begun operations, it would follow that no amount is subject to any such law.

Management`s Discussion and Analysis or Plan of Operation, page 13
19. Although you have not posted any revenue yet, we see that you incurred a loss of $140,160. Please revise to discuss your expenses.
Refer to Item 303 of Regulation S-B.

Involvement in Certain Legal Proceedings, page 15
20. Please revise your disclosure in accordance with Item 103 of Regulation S-B and refrain from limiting the legal proceedings in terms of administrative, securities, etc.

Selling Security Holders, page 16
21. Please revise to provide a legal analysis under the securities laws regarding how the stockholders acquired shares in the private placement.
22. Please revise to disclose whether or not any of the selling security holders had a preexisting relationship with the company before they purchased the shares.
23. Please explain, or revise accordingly, how stockholders such as
Ping Liu, Tao Min, Li Liu, etc. will not have shares after the offering yet the percentage of total issued and outstanding shares held after the offering indicates they will have shares (Ping Liu (.0124), Tao Min (.001), Li Liu (.001), etc.).

Admission to Quotation on the OTC Bulletin Board, page 22
24. We note the disclosure in the second paragraph that you must have one market maker who is willing to list quotations for your securities, and you do not have one. We also note elsewhere in the prospectus that your company is dependent upon raising additional capital, which is dependent upon being listed on the OTC Bulletin Board for this offering. Please advise us whether or not you intend to go forward with this registration statement if you can not find a market maker.

Preferred Stock, page 23
25. Please revise to include in your risk factors that the board of directors` ability to issue preferred stock could cause dilution to the common stockholders, prevent a change in control or make removal of management more difficult.

Where You Can Find More Information, page 24
26. We note your statement in the first sentence that you are subject to the Securities Exchange Act of 1934. Please advise us of the basis for that statement.

Statement of Operations, page 27

27. Please tell us in detail what amounts are included in the general and administrative expenses of $140,160 as of August 31, 2005; including but not limited to the interest expense related to the notes payable of $80,385. Please review the guidance in Regulation
S-X Item 5-03.3 and 8 and SAB Topic 1.M.1. Discuss how and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate.

Recent Sales of Unregistered Securities, page 36
28. Please provide your analysis:
(a) as to whether or not the offering in August 2005 presents issues
of integration with the current offering; and
(b)	explaining how you determined the validity and applicability of
Regulation S and/or Section 4(2) of the Securities Act with respect to the investors and how you identified the investors. You may provide us with relevant offering materials.

Notes to Financial Statement
Note 1, page 30

29. Given the transaction description in the footnote, it would appear that this is a capital transaction in substance for accounting purposes rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation (Pay
88), accompanied by a recapitalization. Please revise Note 1 to fully describe this transaction for accounting purposes and revise other relevant ancillary sections of the document as needed. If our assumptions regarding this transaction are not correct, please tell us why in your next response letter.

Note 3 - Note Payable - Related Party, page 33

30. Please revise your footnote to include the accounting treatment of the interest expense associated with the note payable to Mr. Fan, a related party, and tell us why in the Statement of Cash Flow supplemental disclosure section there was no interest paid during the period. Please review the guidance in SFAS No. 57 paragraphs 1 and
2.

Note 8 - Consulting Agreement, page 34

31. Please tell us the terms of the consulting agreement with First
Line Capital, LLC. Your discussion should include but not be limited to the following:

* the time period the agreement covers;

* the amount and timing of the consulting fee payments and

* your rationale for expensing the full $120,000 during the period from March 22, 2005 to August 31, 2005.

Signatures, page 37
32. The registration statement must be signed by the company`s chief accounting officer.

Exhibit 5.1
33. Please confirm that your opinion covers the Nevada State
Constitution, the statutory law of the State of Nevada and any relevant judicial opinions by the courts of Nevada that affect the interpretation of the Nevada Revised Statutes.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paula Smith at (202) 551-3696 or John Nolan at
(202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other
questions.


Sincerely,


      William Friar
      Senior Financial Analyst


cc:	David Lubin, Esq.
      David Lubin & Associates
      92 Washington Avenue
      Cedarhurst, New York  11516